SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of November, 2003

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosure:   Analysts Presentation dated 27 November, 2003


Embargo 08.15 hrs - Thursday 27 November 2003

Presentation to investors and analysts on M&G

Prudential plc ("Prudential") will hold a number of presentations today (27 November 2003) for investors and analysts covering the Group's UK and European fund management business, M&G. These presentations will be hosted by Michael McLintock, M&G's Chief Executive and a director of Prudential, with support from senior members of the M&G management team.

The main objectives of the presentations are to:


  - Provide an overview of M&G's operations;

  - Summarise its business and financial performance;

  - Provide an insight into the performance and strategic positioning of M&G's major business lines; and

  - Answer questions about M&G's performance and strategy.

 In order to put the discussion in context, the presentation on financial performance will include a projected profit for M&G for 2003 of GBP76 million (up 7 per cent from GBP71 million in 2002) and an underlying profit before performance-related fees of GBP68 million (up 33 per cent from GBP51 million in 2002). These profit projections assume that the FTSE All-Share index remains broadly in line with current levels.

In addition to strategic and financial overviews, there will be presentations covering M&G's retail, equities, international, property and fixed income businesses. These presentations will reinforce a number of key messages, in particular M&G's:


  - Good track record of delivering strong profitable growth and investment performance;

  - Clear ambition to continue growing the business;

  - Strong management team which has a clear view of the future opportunities and challenges facing the business; and

  - Strategy that is designed to deliver sustained profitable growth.

An audiocast of the presentation and the presentation slides will be available on the Group's website, www.prudential.co.uk, from 09.00am on Thursday 27 November 2003.

A pre-recorded interview with Michael McLintock (in video/audio/text) will be available on www.prudential.co.uk and www.cantos.com from 08.15am on Thursday 27 November 2003.

                                     -ENDS-
Media Enquiries:                                Investor/Analyst Enquiries:

Prudential

Steve Colton - 020 7548 3721                    Rebecca Burrows - 020 7548 3537

Clare Staley - 020 7548 3719                    Laura Presland - 020 7548 3511

M&G

Simon Anderson - 020 7548 3653



Notes to Editors:


 1. M&G

    M&G was acquired by Prudential in 1999 and is the Group's UK and European fund manager, responsible for managing over GBP105 billion of funds as at 30 September 2003 (compared with GBP103 billion at the half-year). These funds are invested in a wide range of assets including UK and international equities, fixed interest, property and private equity.

    M&G provides investment management services to both institutional and retail clients across a wide variety of products including equities, fixed income, unit trusts, Open Ended Investment Companies, investment trusts and Individual Savings Accounts, as well as providing UK-based internal fund management services to the Prudential Group.

    Also part of the M&G group are Prudential Property Investment Managers, which is one of the largest institutional property investors in the UK, and PPM Ventures, which is a leading source of private equity finance.

 2. 2002 Financial Performance

    M&G reported a profit of GBP71 million for the full-year 2002. This included GBP20 million of performance-related fees earned on the management of Prudential's With-Profits Life Fund. The performance-related fee is based on the performance of the Life Fund over a rolling three-year period.

 3. 2003 Financial Performance

    Interim Results

    In the first half of 2003, M&G increased its operating profit by 12 per cent to GBP38 million and UK investment funds under management increased by 10 per cent from the 2002 year-end. This reflected M&G's effective cost control and the strengths of its diversified product range in retail fund management, institutional fixed income, pooled life and pension funds, property and private finance.

    Nine-month sales to 30 September

    M&G's gross fund inflows for the first nine months of 2003 were GBP3 billion, up 1 per cent on 2002. Gross fund inflows into M&G-branded retail products were GBP275 million in the third quarter, up 10 per cent on the same period last year. Net inflows rose in the quarter, up 8 per cent on the same period in 2002 to GBP64 million.

    In its institutional business, M&G continued to benefit from its position as a leading innovator in fixed income and private finance. Gross institutional fund inflows during the third quarter were GBP702 million, bringing inflows in the first nine months to GBP2.1 billion, 5 per cent higher than the same period last year.

    During the third quarter, M&G's segregated and pooled funds saw gross fund inflows of GBP317 million and the private finance division contributed a further GBP333 million as a result of its continuing success in winning project finance and securitised vehicle mandates.

    M&G's net institutional fund inflows for the third quarter of 2003 were GBP284 million compared to GBP59 million in the same period in 2002.

 4. Presentation Timetable

The presentations will start at 9.00am and are scheduled to finish at approximately 12.00pm. The running order of the presentations is as follows:


Introduction                        Jonathan Bloomer, Group Chief Executive, Prudential plc

Overview                            Michael McLintock, Chief Executive, M&G

Financial Overview                  Philip Johnson, Finance Director, M&G

UK Retail                           Gary Shaughnessy, Chief Executive, UK Retail, M&G

Equities and International          Michael McLintock, Chief Executive, M&G

Property                            Martin Moore, Managing Director,
                                    Prudential Property Investment Managers

Fixed Income                        Simon Pilcher, Chief Executive, Fixed Income, M&G

Summary                             Michael McLintock, Chief Executive, M&G



Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.




END


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 28 November 2003

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Steve Colton

                                              Steve Colton,
                                              Group Head of Media Relations